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Marc O. Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 450 5500 fax marc.williams@davispolk.com

July 24, 2014

Re:	Banco Santander S.A.
Registration Statement on Form F-4
File No. 333-196887

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, Banco Santander, S.A. (“Santander Spain”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Santander Spain’s Registration Statement on Form F-4 filed on June 18, 2014 (the “Registration Statement”) in connection with its proposed exchange offer to acquire securities of Banco Santander (Brasil) S.A. (“Santander Brasil”) contained in the Staff’s letter dated July 14, 2014 (the “Comment Letter”).

In response to the comments set forth in the Comment Letter, Santander Spain has revised the Registration Statement and is filing Amendment No. 1 (the “Amendment”) to the Registration Statement together with this response letter. This Amendment also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amendment and three marked copies of the Amendment showing the changes to the Registration Statement.

Set forth below are Santander Spain’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by Santander Spain’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing a particular comment appears.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

2	July 24, 2014

How do I tender my Santander Brazil shares…, page 5

1. As indicated in your exemptive letter request, please revise your disclosure to indicate that the Auction will commence on the expiration date of the initial offering period immediately after the expiration of the initial offering period. Please make conforming changes throughout the prospectus.

Response: Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on pages iii, 2, 5 and 75 of the Amendment to provide the requested information.

If I do not participate in the exchange offer, will may Santander Brasil securities continue to be listed on the New York Stock Exchange and Bovespa?, page 10

2. In order for investors to better understand the possibility that Santander Brasil ADSs may be delisted from the New York Stock Exchange; please put the NYSE guideline for delisting securities in context. Please discuss the number of Santander Brasil ADSs and the number of holders, as of a recent date. Please also disclosure the percentage of those holders who, if they tendered, would cause Santander Brasil ADSs to fall under the holder and volume limits of the NYSE guidelines. Make conforming changes to the disclosure on page 25 and 36.

Response: Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on pages 25 and 37 of the Amendment to provide the requested information.

3. Please refer to Exchange Act Rule 13e-3(a)(3). Given the terms of the exchange offer, there appears to be a reasonable likelihood of the delisting of Santander Brasil ADSs from the New York Stock Exchange. Referencing relevant precedent and/or interpretative positions, please provide your well-reasoned legal analysis of why you believe Rule 13e-3 does not apply to this offer.

Response: Santander Spain respectfully advises the Staff that, for the reasons set forth below, Santander Spain believes that Rule 13e-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) is not applicable to the exchange offer.

Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction is any transaction or series of transactions which has “either a reasonable likelihood or a purpose” of producing, either directly or indirectly, any of the following effects:

(A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Exchange Act Rules 12g-4 or 12h-6, or causing the reporting obligations with respect to such class to become eligible for termination under Exchange Act Rule 12h-6; or suspension under Exchange Act Rule 12h-3 or section 15(d) of the Exchange Act (Rule 13e-3(a)(3)(ii)(A)); or

(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association (Rule 13e-3(a)(3)(ii)(B)).

Division of Corporation Finance

U.S. Securities and Exchange

Commission

3	July 24, 2014

Santander Brasil’s American Depositary Shares (the “Santander Brasil ADSs”) are registered pursuant to Section 12(b) of the Exchange Act and are listed on the New York Stock Exchange (“NYSE”). Based on information provided by Santander Brasil and by JPMorgan Chase Bank N.A., in its capacity as depositary for the Santander Brasil ADSs, (i) as of June 30, 2014, there were approximately 27,165 beneficial holders of Santander Brasil ADSs, holding approximately 404,291,287 Santander Brasil ADSs that are “publicly-held” under the NYSE definitions, and (ii) as of July 16, 2014, there were 22 record holders of Santander Brasil ADSs, including Cede &Co. as the nominee of the Depository Trust Company, and 2 record holders of Santander Brasil units (which underlie the Santander Brasil ADSs).

Rule 13e-3(a)(3)(ii)(A) is inapplicable to the exchange offer because Santander Brasil does not have a class of equity securities subject to Section 12(g) or Section 15(d) of the Exchange Act. Section 12(g) of the Exchange Act does not apply to the Santander Brasil ADSs pursuant to Section 12(g)(2)(A) of the Exchange Act because the Santander Brasil ADSs are listed and registered on a national securities exchange and the provisions of Section 15(d) of the Exchange Act do not apply to the Santander Brasil ADSs because the Santander Brasil ADSs are already registered under Section 12(b) of the Exchange Act. In addition, even if the exception under Section 12(g)(2)(A) of the Exchange Act ceased to apply to Santander Brasil, pursuant to Rule 12g-2 Santander Brasil would not be required to register pursuant to Section 12(g) of the Exchange Act because it currently has fewer than 300 record holders.

Rule 13e-3(a)(3)(ii)(B) is inapplicable to the exchange offer because Santander Spain does not have “a reasonable likelihood or a purpose” of causing the Santander Brasil ADSs to be delisted from the NYSE.

First, according to the NYSE’s Listed Company Manual, the NYSE would consider initiation of suspension and delisting procedures when: (a) the total number of stockholders is less than 400, or (b) the total number of stockholders is less than 1,200 and the average monthly trading volume for the most recent 12 months is less than 100,000 shares or (c) the number of “publicly-held” shares is less than 600,000.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

4	July 24, 2014

Based on the information available to Santander Spain as described above, the NYSE would consider delisting the Santander Brasil ADSs if (i) at least 98.53% of the holders of Santander Brasil ADSs tendered all of their ADSs into the exchange offer, or (ii) at least 95.58% of the holders of Santander Brasil ADSs tendered all of their ADSs into the exchange offer and the average monthly trading volume for Santander Brasil ADSs fell below 100,000 shares for the previous 12 months or (iii) at least 99.85% of the publicly-held Santander Brasil ADSs were tendered into the exchange offer. Santander Spain believes that it is unlikely that any of these requirements could be triggered by the exchange offer, and Santander Spain expects that after consummation of the exchange offer, the number of holders, trading volume and number of publicly-held Santander Brasil ADSs will remain substantially above the NYSE listing requirements. Santander Spain therefore respectfully submits that there is not a “reasonable likelihood” that the Santander Brasil ADSs will become eligible for delisting from the NYSE as a result of consummation of the exchange offer.

Second, as stated in its announcement of the proposed exchange offer and in the Registration Statement, Santander Spain does not intend to request delisting of the Santander Brasil ADSs from the NYSE, subject to continuing to meet the listing requirements. In Brazil, Santander Brasil will remain listed on the Brazilian stock exchange, BM&FBOVESPA (“Bovespa”), regardless of the outcome of the exchange offer. Santander Spain therefore respectfully submits that the exchange offer does not have the “purpose,” as used in Rule 13e-3, of causing the delisting of Santander Brasil ADSs from the NYSE.

For the reasons set forth above, Santander Spain believes that the exchange offer is not a Rule 13e-3 transaction. However, even if the exchange offer were deemed to be a Rule 13e-3 transaction, for the reasons set forth below, Santander Spain believes that the exception afforded by Rule 13e-3(g)(2) exempts the exchange offer from application of Rule 13e-3.

Rule 13e-3(g)(2) provides that Rule 13e-3 does not apply to any Rule 13e-3 transaction in which the security holders are offered or receive only an equity security; provided that:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock (emphasis added);

(ii) such equity security is registered pursuant to section 12 of the Exchange Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Exchange Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an interdealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

5	July 24, 2014

In the exchange offer, holders of Santander Brasil securities that tender their securities to the U.S. exchange agent will receive American Depositary Shares of Santander Spain (“Santander Spain ADSs”) representing Santander Spain ordinary shares. The Santander Spain ADSs and the Santander Spain ordinary shares will be registered under Section 12 of the Exchange Act, and the Santander Spain ADSs will be listed on the NYSE, satisfying the requirements of clauses (ii) and (iii) of Rule 13e-3(g)(2).

With respect to clause (i) of Rule 13e-3(g)(2), Santander Spain respectfully submits that the Santander Spain ordinary shares offered as consideration in the form of Santander Spain ADSs should be deemed “common stock” for this purpose.

Rule 13e-3 itself does not provide a definition of “common stock.” Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act, however, define “common equity” as “any class of common stock or an equivalent interest, including but not limited to a unit of beneficial interest in a trust or a limited partnership interest.” In another context, the Commission has stated that for purposes of the calculation of the actively-traded securities exception from Rule 101 under Regulation M, the ordinary shares issued by a foreign issuer are treated as “common equity securities” and noted that the “phrase ‘common equity securities’ includes the equivalent type of stock of a foreign issuer.” (Frequently Asked Questions About Regulation M, Division of Market Regulation: Staff Legal Bulletin No. 9 available at http://www.sec.gov/interps/legal/mrslb9.htm ).

Santander Spain respectfully submits that the term “ordinary shares” is merely the nomenclature used in Spain and numerous other countries to refer to the class of security usually referred to in the U.S. as “common stock.” For example, the Santander Spain ordinary shares do not entitle their holders to the right to receive a fixed amount of dividends, do not have fixed liquidation values, are not subject to mandatory redemption by Santander Spain or optional redemption by the holders thereof, and their terms do not include covenants of Santander Spain. Rather, the Santander Spain ordinary shares participate in the profits and losses of Santander Spain as common stock does, give the holders thereof full voting rights and entitle them to receive the residual value of Santander Spain after liquidation of the company. Santander Spain does not have any class of equity securities other than the Santander Spain ordinary shares. In other words, the Santander Spain “ordinary shares” are what in the U.S. would be called “common stock”. Therefore, Santander Spain believes that the Santander Spain ordinary shares being offered in the exchange offer (in the form of Santander Spain ADSs) should be deemed “common stock” for purposes of Rule 13e-3(g)(2).

Division of Corporation Finance

U.S. Securities and Exchange

Commission

6	July 24, 2014

For the reasons set forth above, Santander Spain respectfully submits that even if the exchange offer was deemed to be a Rule 13e-3 transaction, by virtue of the exception contained in Rule 13e-3(g)(2), the exchange offer is exempt from application of Rule 13e-3.

4. Please supplement your Questions & Answers to clarify what will occur if a securityholder’s Brasil Santander securities are not accepted for exchange in the offer for any reason.

Response: Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 14 of the Amendment to provide the requested information.

Where You Can Find More Information, page 13

5. We note you intend to file a Schedule TO pursuant to Rule 14d-3. Please note that any review of the Schedule TO should be complete before requesting effectiveness of the F-4.

Response: Santander Spain respectfully acknowledges the Staff’s comment.

6. We note that you have submitted a request for exemptive relief from certain US tender offer rules in connection with the offer. We are continuing to process and consider that request. Please note that by issuing these comments, we are not taking a position with respect to your separate request. Further, we will likely issue additional comments as revisions are made to the exemptive letter. Please confirm your understanding in a response letter.

Response: Santander Spain respectfully acknowledges the Staff’s comment.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

7	July 24, 2014

7. Please see our comment above. Please confirm that you will conform the statements made in the registration statement to the parameters outlined in your request letter and to relief, if any, that is granted.

Response: Santander Spain respectfully acknowledges the Staff’s comment. Santander Spain has revised pages 11, 25 and 90 of the Amendment to reflect the exemptive relief that is being sought and will further conform the Registration Statement to reflect any relief that is granted.

Background of the Exchange Offer, page 53

8. We note that Santander Spain hired Goldman Sachs (Brazil) to provide a fairness opinion or “laudo” to “determine the range of exchange ratios of Santander Spain BDS for each Santander Brasil share.” Similarly, it appears that the minority shareholders of Santander Brasil determined to use a “laudo” provided by one of three providers recommended by the board. Please tell us whether the second “laudo” has been provided to the minority shareholders. Also, please provide us with your analysis as to why the “laudos” are not considered reports, opinions or appraisals under Item 4(b) of Form F-4. Alternatively, please revise your disclosure to provide the information required by Item 4(b). Also, please provide us with an English translation of the “laudos.”

Response: Santander Spain respectfully advises the Staff that under Brazilian law and the corporate governance rules of the Bovespa, the exchange offer could only commence if the consideration per share offered by Santander Spain to the minority shareholders of Santander Brasil (i.e., shareholders other than Santander Spain and certain related persons) was at least equal to the economic value per share of Santander Brasil as determined by a valuation report called a “laudo”. The laudo is prepared by a specialized third-party firm selected by the minority shareholders of Santander Brasil at a shareholders’ meeting convened for this purpose. Accordingly, a committee of independent directors of Santander Brasil called a minority shareholders’ meeting for the purpose of (i) identifying three firms, of which one could be selected by the minority shareholders of Santander Brasil to prepare and deliver a laudo and (ii) making available, as part of the materials for the shareholders’ meeting, the laudo prepared by Goldman Sachs do Brasil Banco Múltiplo S.A. (“Goldman Sachs”), which could be selected by the minority shareholders of Santander Brasil as an alternative to selecting one of the three firms identified by Santander Brasil. An English version of the Goldman Sachs laudo was furnished to the Commission by Santander Brasil on Form 6-K on May 9, 2014.

At the meeting of minority shareholders of Santander Brasil held on June 9, 2014, the Santander Brasil minority shareholders selected N M Rothschild & Sons (Brasil) Ltda. (“Rothschild”) to prepare the required laudo in lieu of the Goldman Sachs laudo. Rothschild subsequently delivered to Santander Brasil its laudo, an English version of which was furnished to the Commission by Santander Brasil on Form 6-K on June 16, 2014.

The Goldman Sachs laudo was prepared solely for the purpose of giving the minority shareholders of Santander Brasil the option to select it at the shareholders meeting. Because the Goldman Sachs laudo was ultimately not selected by Santander Brasil’s minority shareholders at the shareholders meeting, we respectfully submit that the laudo is not “materially relating” to the exchange offer for purposes of Item 4(b) of Form F-4. Under Brazilian law, the Goldman Sachs laudo is not considered a laudo for purposes of the exchange offer because it was not selected by the minority shareholders of Santander Brasil at the shareholders meeting. We therefore believe that including any disclosure regarding the Goldman Sachs laudo in the Registration Statement would create unnecessary confusion for Santander Brasil’s minority shareholders. In addition, because we believe (for the reasons described below) that the Rothschild laudo is not required to be disclosed in the Registration Statement, disclosing the Goldman Sachs laudo would likely lead Santander Brasil’s minority shareholders to believe that they should rely on the Goldman Sachs laudo to help them evaluate the merits of the exchange offer, again creating confusion for Santander Brasil’s minority shareholders.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

8	July 24, 2014

We respectfully advise the Staff that the Registration Statement does not refer to the Rothschild laudo, other than to a non-specific reference to the fact that a laudo other than the Goldman Sachs laudo was selected, and we respectfully submit that the Rothschild laudo is therefore not subject to Item 4(b) of Form F-4. However, we have revised the disclosure on pages 54 and 89 of the Amended F-4 to remove any mention of such other laudo. In addition, we respectfully note that Rothschild was not engaged by Santander Spain and such laudo was not addressed to Santander Spain. Santander Brasil, which engaged Rothschild and whose shareholders received the laudo, has informed Santander Spain that it will be including disclosure regarding such laudo in its Schedule 14D-9.

Copies of the English versions of the Goldman Sachs (Brazil) and Rothschild laudos are being supplementally provided to the Staff as requested.

Santander Spain’s Reasons for the Proposed Exchange Offer, page 55

9. In the final bullet point on this page, you reference the impact of “lower Core Tier 1 deductions…reflecting a reduction in excess capital attributed to minority shareholders.” Please tell us, with a view towards revised disclosure, how the tender offer will impact your Basel III capital adequacy.

Response: Santander Spain respectfully notes by way of background that the new European Capital Requirements Regulation (CRR) implementing Basel III, which applies to Santander Spain, alters how minority interests in subsidiaries (e.g., the publicly held interest of Santander Brasil) are counted for purposes of the Santander Spain group’s overall capital requirements. Under the prior regime, minority interests in subsidiaries counted fully as capital at the consolidated group level. However, under the new regime, minority interests will only count as capital at the consolidated group level to the extent that those minority interests are not attributable to surplus capital in the subsidiary, with surplus capital being the amount by which the subsidiary’s actual capital exceeds the subsidiary’s minimum capital requirements, including any appropriate buffers.

The new CRR policy is being phased-in over a five year period beginning in 2014, and will mainly impact fully-consolidated, non-wholly owned subsidiaries with capital ratios significantly above their capital requirements, as is the case with Santander Brasil.

To the extent that the minority interest in Santander Brasil is tendered, the exchange offer will have the effect of replacing the minority interest of Santander Brasil that would not fully count as capital for Santander Spain under the new CRR policy, with new shares of Santander Spain, which will fully count as capital for Santander Spain. As a result, if all Santander Brasil shareholders participated in the exchange offer, Santander Spain believes that its common equity Tier 1 (CET1) capital ratio would increase by approximately 3 basis points initially and by approximately 20 basis points over the next five years.

Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 55 to describe the impact of the exchange offer on its Tier 1 (CET1) capital ratio.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

9	July 24, 2014

Other Conditions, page 61

10. Please refer to the first full paragraph under this heading. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: Santander Spain respectfully confirms to the Staff that Santander Spain is aware that waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the offer, may require extension of the offer and circulation of new disclosure to security holders.

11. Please refer to the last sentence of this section. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Please revise to clarify that the “ongoing right” to assert conditions may not be asserted after the offer’s expiration.

Response: Santander Spain respectfully advises the Staff that Santander Spain has revised the disclosure on page 61.

Division of Corporation Finance

U.S. Securities and Exchange

Commission

10	July 24, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-6145 or marc.williams@davispolk.com.

Thank you for your time and attention.

Sincerely,

/s/ Marc O. Williams Marc O. Williams

cc:	Via E-mail
Mr. Carlos de Nicolás, Director Asesoría Jurídica Unidades de Negocio
Mr. Javier Illescas, Subdirector General